Mail Stop 4561

September 1, 2006

Randall K. Fields
Chief Executive Officer
Park City Group, Inc.
333 Main Street
Park City, Utah 84060

> **Re:** **Park City Group, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 2, 2006**
> **File No. 333-136254**
>
> **Form 10-KSB/A for the fiscal year ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-03718**

Dear Mr. Fields:

We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to your periodic reports within ten business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please update your financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

2. We note your definitive information statement filed July 18, 2006, states that a 1:50 reverse split of your issued and outstanding stock will take effect 20 days from the date that notice was furnished to your stockholders. Assuming that you will implement the reverse split before the desired effective date of this registration statement, please revise your disclosure throughout the filing so that all share presentations and computations using the number of shares outstanding are provided retroactively in accordance with the post-split capital structure. Restate your financial statements to reflect the effect of the stock split pursuant to SAB Topic 4:C.

3. We note your statement on page 14 that your disclosure includes forward-looking statements made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You include similar references in your periodic reports (e.g., page 3 of your Form10-KSB/A for the year ended June 30, 2005 and page 10 of the Form 10-QSB for the quarter ended March 31, 2006) and in your current reports (e.g., Form 8-K dated July 10, 2006). Please note that the safe harbors for forward-looking statements provided by Sections 27A of the Securities Act and 21E of the Securities Exchange Act as not available to penny stock issuers. In this respect, we note your disclosure on page 10 that your stock is currently subject to the penny stock rules. Please revise to remove any reference to the safe harbors for forward-looking statements from the registration statement and confirm that you will refrain from making similar assertions in all periodic and current reports, including press releases, so long as your stock remains subject to the penny stock rules.

Selling Security Holders, page 36

4. Please expand the filing to describe the material transactions and relationships between Park City Group and the selling stockholders during the past three years. See Item 507 of Regulation S-B. The transactions whereby the shares and/or warrants relating to shares to be resold were issued should be described in materially complete terms. It should be clear from your disclosure how each selling stockholder received the shares and/or shares it may receive upon exercise of warrants being offered for their account. All material transactions between Park City Group and Riverview Financial Corporation should also be disclosed here or you should cross-reference to the section of the prospectus that provides this information.

5. Please revise your selling stockholder table to include the information required by

Randall K. Fields
Park City Group, Inc.
September 1, 2006
Page 3

Item 507 of Regulation S-B. Revise to state the amount of securities owned by each selling stockholder prior to the offering, the amount to be offered for their account, and the amount to be owned upon completion of the offering. Please indicate through footnote disclosure or in a similar manner the number of shares issuable to each selling stockholder upon exercise of outstanding warrants and other convertible or exercisable securities and the exercise price of the warrants held. Present the post-offering amounts using an assumption that all shares being offered in the registration statement will be sold. Despite your statement to this effect on the bottom of page 36, it appears your table currently assumes that no shares will be sold in this offering.

6.   Please revise to disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all of the selling stockholders who are legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

7.   In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. With the exception of the placement agent, it appears that all selling stockholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, if any selling stockholders are registered broker-dealers other than the placement agent, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Part II

Recent Sales of Unregistered Securities, page II-1

8.   Revise to provide the disclosure required by Item 701(b) of Regulation S-B, that is identify the person or class of persons to whom you sold securities in an unregistered offering. In this regard, identify the various consultants and legal advisors to whom you issued shares for services rendered. Identify the specific type(s) of consulting services provided by each consultant. You should also identify the holders of the various notes and specify the notes which were surrendered by your creditors as payment on or for the extension of such notes.

9.   We note your statement that "All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and/or Section 4(s) [sic] of the Securities Act of 1933, as amended." Please express this as a belief of the company, or simply indicate that you issued the securities in unregistered transactions in reliance upon the cited exemptions. Also, revise to disclose the specific exemption from registration relied upon for each issuance and the facts relied upon to make the exemption available. See Item 701(e) of Regulation S-B.

Exhibits, page II-6

10.   We note exhibits 10.1 and 10.4 are filed as "form of." Please ensure that your next amendment attaches as exhibits the final versions of all instruments that define the rights of holders of the equity securities that you are registering. See Item 601(b)(4)(i) of Regulation S-B. If the agreements entered into by the selling stockholders named in the prospectus are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you need file a copy of only one of each agreement, with a schedule identifying the date of investment, the name of each investor, the amount of shares/warrants issued to each investor and any other material details in which the agreements with each investor differ from the document that is filed.

11.   It is not clear that all agreements relating to the issuance of shares to the selling stockholders are included as exhibits to this registration statement. For example, does not appear that all the agreements memorializing the transactions through which Riverview Financial Corporation received the shares being offered for its account are included as exhibits to this registration statement. Please revise or advise.

Undertakings, page II-7

12.   It is unclear why you include the undertakings from Item 512(a)(4) given that the offering being made in this registration statement is a secondary offering, not a primary offering. Please advise.

13.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

Signatures, page II-9

14.   Revise the signature page to specify the persons signing the registration statement in the capacities of principal executive, principal financing and controller/principal accounting officers. We note that only Mr. Fields and two directors signed the filing and the Mr. Fields is only identified in the capacity of principal executive officer.

Form 10-KSB/A for the fiscal year ended June 30, 2005

Item 8A. Controls and Procedures, page 17

15.   Your disclosure states that your chief executive officer and chief financial officer
concluded that your disclosure controls and procedures "were effective such that the
material information required to be included in [y]our Securities and Exchange
Commission ("SEC") reports is recorded, processed, summarized and reported within
the time periods specified in SEC rules and forms relating to Park City Group, Inc.,
including [y]our consolidated subsidiaries, and was made known to them by others
within those entities, particularly during the period when this report was being
prepared." However, Rule 13a-15(e) requires that you disclose the conclusions of
your CEO and CFO regarding the effectiveness of your disclosure controls and
procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. In this
regard, revise to state, if true, that your disclosure controls and procedures were
effective to ensure that information required to be disclosed in the reports you file or
submit under the Securities Exchange Act of 1934 is recorded, processed, summarized
and reported within the time periods specified in SEC rules and forms, including to
ensure that information required to be disclosed is accumulated and communicated to
your management, including your CEO and CFO, as appropriate to allow timely
decisions regarding required disclosure. This comment also applies to your Item 3
disclosure in the Forms 10-QSB for the quarters ended September 30 and December
31, 2005 and March 31, 2006.

16.   You state that you have found "significant internal control deficiencies" in your
accounting for property, plant and equipment. Revise to provide a materially
complete description of these significant internal control deficiencies and to state if
any of these deficiencies rise to the level of a material weakness. Tell us the nature of
the deficiencies, when they were first discovered and who discovered them. Have
these significant deficiencies resulted in any material restatement of previously
announced financial results? If so, please quantify these amounts. Further, tell us
what consideration, if any, your CEO and CFO gave to these significant deficiencies
in reaching their conclusion that your disclosure controls and procedures were
effective as of the end of the period. This comment also applies to your Item 3
disclosure in the Forms 10-QSB for the quarters ended September 30 and December
31, 2005 and March 31, 2006.

17.   Please revise to provide the disclosure required by Item 308(c) of Regulation S-B. In
this regard, revise to state, if true, that there were no changes to your internal controls
over financial reporting that occurred during your last fiscal quarter that materially
affected, or were reasonably likely to materially affect, your internal controls over
financial reporting. If you made such changes in internal controls over financial

reporting to address the significant deficiencies you reference or otherwise, provide a materially complete description of the changes.

Form 10-QSB for the quarter ended September 30, 2005

Item 3 – Controls and Procedures, page 10

18.   Your disclosure references maintaining disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c). Please revise to reference to the correct rules for the definition of disclosure controls and procedures. See Exchange Act Rules 13a-15(e) and 15d-15(e).

19.   You state that the CEO and CFO "concluded that as of the Evaluation Date, Park City Group's disclosure controls and procedures were adequate and effective to ensure that material information relating to Park City Group and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared." Please note that this disclosure does not conform to the requirements of the applicable disclosure guideline. As noted in our previous comment, you must disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. Revise to state these officers' conclusions that your disclosure controls and procedures were effective, or were not effective, to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006.

20.   We note your disclosure that you had no significant changes in your internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. However, Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Revise to state whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter covered by this report that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to

your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic reports within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Randall K. Fields
Park City Group, Inc.
September 1, 2006
Page 8

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (801) 355-1813
A.O. "Bud" Headman, Jr., Esq.
Cohne, Rappaport & Segal
Telephone: (801) 532-2666